 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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SCHEDULE 14F-1

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INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

big time holdings, INC.

(Exact name of registrant as specified in its corporate charter)

000-55886

Commission File No.

Delaware

(State of Incorporation)

(IRS Employer Identification No.)

30 Wall Street, Level 8

New York, NY 10005

(Address of principal executive offices)

________________________________________________________________________

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF

DIRECTORS AND OFFICERS

________________________________________________________________________

BIG TIME HOLDINGS, INC.

30 Wall Street, Level 8

New York, NY 10005

INFORMATION STATEMENT

PURSUANT TO

SECTION 14(F) OF THE SECURITIES EXCHANGE

ACT OF 1934 AND RULE 14F-1 THEREUNDER

GENERAL

This Information Statement is being delivered on May 18, 2018 to the holders of shares of common stock, par value $0.0001 (the "Common Stock") of Big Time Holdings, Inc., a Delaware corporation (the "Company"). You are receiving this Information Statement in connection with the change in the control party of the Company resulting in the resignation of Thomas DeNunzio, our sole officer and director and the appointment of our new officers and directors effective ten days from the date first written above and introduction to our new control shareholder Palewater Global Mangagement, Inc.

On May 17, 2018, Redux Acquisition, Inc. with a mailing address of 780 Reservoir Avenue, #123, Cranston, RI 02910, the control shareholder of Big Time Holdings, Inc. (the “Registrant” or “Company”), entered into a Share Purchase Agreement (the “Agreement”) with Palewater Global Management, Inc. with an address at 30 Wall Street, Level 8, NY, NY 10005. Pursuant to closing of the agreement on May 18, 2018, Redux Acquisition, Inc. transferred to Palewater Global Management Inc., 21,000,000 shares of our restricted common stock for $25,000 and other good and valuable consideration.

On May 18, 2018, Mr. Thomas DeNunzio resigned as our Chief Executive Officer, Chief Financial Officer, President, Director, Secretary, and Treasurer. The resignation was not the result of any disagreement with us on any matter relating to our operations, policies or practices.

On May 18, 2018, Mr. Brian Kistler was appointed as our new Chief Executive Officer, Chief Financial Officer, President, Director, Secretary, and Treasurer and to hold such office ten days after the filing and mailing of an Information Statement required by Rule 14f-1 under the Securities Exchange Act of 1934, as amended.

On May 18, 2018, Mr. Mandla J. Gwadiso was appointed as our Chairman of the Board of Directors and to hold such office ten days after the filing and mailing of an Information Statement required by Rule 14f-1 under the Securities Exchange Act of 1934, as amended.

On October 9, 2017 there were approximately21,279,884 shares of Common Stock issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the stockholders.

To the best of our knowledge, except as set forth in this Information Statement, the incoming directors are not currently a director of the Company, did not hold any position with the Company nor have been involved in any transactions with the Company that are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, none of the officers or incoming or existing directors of the Company have been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE COMPANY’S SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of May 18, 2018, certain information with respect to the Company's equity securities owned of record or beneficially by (i) each officer and director of the Company; (ii) each person who owns beneficially more than 5% of each class of the Company's outstanding equity securities; and (iii) all directors and executive officers as a group.

Title of Class	Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership	Percent of Class (2)
Common Stock	Palewater Global Management Inc. with an address at 30 Wall Street, Level 8,NY, NY 10005.	21,000,000	98.68%

 (Mandla J. Gwadiso is the indirect controlling party of Milost Global Inc.)

(1)   Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act and unless otherwise indicated, represents securities for which the beneficial owner has sole voting investment power or has the power to acquire such beneficial ownership within 60 days. Accordingly, the numbers assume a closing has occurred.

(2)   Based on 21,000,000 shares of Common Stock issued and outstanding before and after the closing of the transaction contemplated by the Agreement.

(3)  Mandla J. Gwadiso is deemed to be the indirect and beneficial owner of the shares of common stock of the Company.

CHANGES IN CONTROL AND CHANGE OF BOARD OF DIRECTORS

On May 18, 2018, Redux Acquisition, Inc., the sole shareholder of Big Time Holdings, Inc., consummated a sale of 21,000,000 shares of our common stock to Palewater Global Management, Inc. Following the closing of the share purchase transaction, Palewater Global Management, Inc. now owns approximately 98.68% interest in the issued and outstanding shares of our common stock. Palewater Global Management Inc. is the controlling shareholder of Big Time Holdings, Inc.

 On May 18, 2018, Mr. Thomas DeNunzio resigned as our Chief Executive Officer, Chief Financial Officer, President, Director, Secretary, and Treasurer, such resignation of which is to be effective ten days after the filing and mailing of an Information Statement required by Rule 14f-1 under the Securities Exchange Act of 1934, as amended. The resignation was not the result of any disagreement with us on any matter relating to our operations, policies or practices.

On May 18, 2018, Mr. Brian Kistler was appointed as our new Chief Executive Officer, Chief Financial Officer, President, Director, Secretary, and Treasurer and to hold such office ten days after the filing and mailing of an Information Statement required by Rule 14f-1 under the Securities Exchange Act of 1934, as amended.

On May 18, 2018, Mr. Mandla J. Gwadiso was appointed as our Chairman of the Board of Directors and to hold such office ten days after the filing and mailing of an Information Statement required by Rule 14f-1 under the Securities Exchange Act of 1934, as amended.

LEGAL PROCEEDINGS

Our management knows of no material existing or pending legal proceedings or claims against us, nor are we involved as a plaintiff in any material proceeding or pending litigation. To our knowledge, none of our directors, officers or affiliates, and no owner of record or beneficial owner of more than five percent (5%) of our securities, or any associate of any such director, officer or security holder is a party adverse to us or has a material interest adverse to us in reference to pending litigation.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Prior to the consummation of the Share Purchase Agreement, our sole Officer and Director was, Mr. Thomas DeNunzio, whom was elected to serve until his successors are duly elected and qualified. Mr. DeNunzio has submitted a letter of resignation and the following officers and directors have been appointed on October 9, 2017 as follows:

On May 18, 2018, Mr. Brian Kistler was appointed as our new Chief Executive Officer, Chief Financial Officer, President, Director, Secretary, and Treasurer and to hold such office ten days after the filing and mailing of an Information Statement required by Rule 14f-1 under the Securities Exchange Act of 1934, as amended.

On May 18, 2018, Mr. Mandla J. Gwadiso was appointed as our Chairman of the Board of Directors and to hold such office ten days after the filing and mailing of an Information Statement required by Rule 14f-1 under the Securities Exchange Act of 1934, as amended.

Directors and Executive Officers

The following table sets forth the names and ages of the incoming director(s) and executive officer(s) of the Company, the principal offices and positions with the Company held by each person. Such person will become a director or executive officer of the Company effective 10 days after the mailing of this Information Statement. The executive officers of the Company are elected annually by the Board. The directors serve one year terms until their successors are elected. The executive officers serve terms of one year or until their death, resignation or removal by the Board. Unless described below, there are no family relationships among any of the directors and officers.

Background of Mr. Brian Kistler

Mr. Brian Kistler, Age 62- Chief Executive Officer, Chief Financial Officer, President, Director, Secretary, and Treasurer

Mr. Kistler has extensive work history in the financial services industry. He began working at the securities firm Edward Jones in 1987 and over five (5) years increased his assets under management to $45 million dollars. Mr. Kistler then joined Linsco/Private Ledger in 1992, an independent broker/dealer firm, where he worked as an independent contractor. In 1994 he was recruited by broker/dealer Hilliard Lyons to develop the northeast area of Indiana. During his time at Hilliard/Lyons, Mr. Kistler had assets under management of nearly $100 million dollars. In 1999 Mr. Kistler was hired by Raymond James & Associates to manage their recently acquired Fort Wayne, Indiana office. Subsequently, he became the manager of nine (9) Raymond James offices in Indiana. Mr. Kistler’s responsibilities included managing fifty-three employees with client assets under management in excess of one billion dollars. During his time as manager, the revenues and assets under management grew substantially as a direct result of Mr. Kistler’s ability to recruit, retain and train high quality financial advisors. Mr. Kistler retired from his position with Raymond James in December 2005 to focus on the development of public companies ..

Since 2008, Mr. Kistler is the President of New Opportunity Business Solutions, Inc. (NOBS), a business consulting company located at 215 N. Jefferson Street, Ossian, IN 46777 in which Mr. Kistler serves in a consultancy status as an officer and director of public companies.

 Mr. Kistler currently serves in the following capacities as officer and or director for the following companies:

Success Holding Group Corp, USA - President and Director
Success Entertainment Group International, Inc. - CFO, President and Director
Global Senior Enterprise, Inc. - CEO and Director
Han Tang Technology, Inc. - CEO and Director
Freedom Energy Holdings, Inc. - CEO and Director

North America Frac Sand, Inc. Consultant and Shareholder

Dong Fang Hue Le, Inc.- President and Director

Background of Mr. Mandla J. Gwadiso

Mr. Mandla J. Gwadiso, Age 40- Chief Executive Officer, Chairman of the Board of Directors.

Mandla J. Gwadiso, known as MJ is presently Founder, Chairman & CEO of Brooklyn Throne Inc., he also serves as Chairman of Palewater Advisory Group Inc. He is the Founder as well as former Managing Partner & CEO of Milost Global Inc., a private equity firm that he founded in 2015. MJ originally founded Milost Advisors Inc., an investment banking firm that was based in NYC that is now defunct which led to the formation of Milost Global Inc. in 2015. From February 2009 through February 2013, MJ was an independent consultant to Sichuan Hanlong Group Co., Ltd located in Chengdu, Sichuan, China where he was lead advisor and reported directly to the founder and CEO.

From March 2013 to November 2015, MJ was President & CEO of Sigur Capital Inc, a New York based investment banking firm. MJ was responsible for leading the development and execution of the company’s long-term strategy with a view to creating shareholder value. MJ’s responsibilities included acting as a direct liaison between the board and management of the company. MJ is also the founder of Palewater Global Management Inc., a New York based conglomerate with a diverse portfolio of activities founded in 2017. MJ is an investment banker, entrepreneur, investor, financial engineer and philanthropist with years of experience in deal origination, deal structuring, deal execution with both equity and debt capital markets, predominantly in M&As. MJ has led over 35 investments over the years, including cross-border transactions and IPOs in the US, Germany, Australia, Africa and Hong Kong.

As of the date of this filing, there has not been any material plan, contract or arrangement (whether or not written) to which any of our officers or directors are a party in connection with their appointments at Big Time Holdings, Inc.

Directors are elected until their successors are duly elected and qualified.

Family Relationships

There are no family relationships among our directors or officers.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers have been convicted in a criminal proceeding in the past ten years, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Transactions with Related Persons,” none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

TRANSACTIONS WITH RELATED PERSONS

Transactions with Related Persons

We do not have any transactions with related persons.

Policies and Procedures for Review, Approval or Ratification of Transactions with Related Persons

As we increase the size of our Board of Directors and gain independent directors, we expect to prepare and adopt a written related-person transactions policy that sets forth our policies and procedures regarding the identification, review, consideration and approval or ratification of “related-persons transactions.” For purposes of our policy only, a “related-person transaction” will be a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any “related person” are participants involving an amount that exceeds $120,000. Transactions involving compensation for services provided to us as an employee, director, consultant or similar capacity by a related person will not be covered by this policy. A related person will be any executive officer, director or a holder of more than five percent of our ordinary shares, including any of their immediate family members and any entity owned or controlled by such persons.

We anticipate that, where a transaction has been identified as a related-person transaction, the policy will require management to present information regarding the proposed related-person transaction to our audit committee (or, where approval by our audit committee would be inappropriate, to another independent body of our Board of Directors) for consideration and approval or ratification. Management’s presentation will be expected to include a description of, among other things, the material facts, the direct and indirect interests of the related persons, the benefits of the transaction to us and whether any alternative transactions are available.

To identify related-person transactions in advance, we are expected to rely on information supplied by our executive officers, directors and certain significant shareholders. In considering related-person transactions, our Board of Directors will take into account the relevant available facts and circumstances including, but not limited to:

·	the risks, costs and benefits to us;

·	the effect on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

·	the terms of the transaction;

·	the availability of other sources for comparable services or products; and

·	the terms available to or from, as the case may be, unrelated third parties or to or from our employees generally.

We also expect that the policy will require any interested director to excuse himself or herself from deliberations and approval of the transaction in which the interested director is involved.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s directors and executive officers and persons who own more than ten percent of a registered class of the Company’s equity securities to file with the Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by Commission regulations to furnish the Company with copies of all Section 16(a) forms they file.

To the Company’s knowledge, none of the officers, directors or shareholders of the Company was delinquent in any necessary filings under Section 16(a).

CORPORATE GOVERNANCE

Director Independence

We currently do not have any independent directors, as the term “independent” is defined by the rules of the Nasdaq Stock Market.

Board Meetings and Annual Meeting

During fiscal year ended February 28, 2018, our Board of Directors did meet and approved a holding company reorganization. We did not hold an annual meeting in 2017.

Board Committees

We presently do not have an audit committee, compensation committee or nominating committee or committees performing similar functions, as our management believes that until this point it has been premature at the early stage of our management and business development to form an audit, compensation or nominating committee. However, our new management plans to form an audit, compensation and nominating committee in the near future. We envision that the audit committee will be primarily responsible for reviewing the services performed by our independent auditors and evaluating our accounting policies and system of internal controls. We envision that the compensation committee will be primarily responsible for reviewing and approving our salary and benefits policies (including stock options) and other compensation of our executive officers. The nominating committee would be primarily responsible for nominating directors and setting policies and procedures for the nomination of directors. The nominating committee would also be responsible for overseeing the creation and implementation of our corporate governance policies and procedures. Until these committees are established, these decisions will continue to be made by our Board of Directors. Although our Board of Directors has not established any minimum qualifications for director candidates, when considering potential director candidates, our Board of Directors considers the candidate’s character, judgment, skills and experience in the context of the needs of our Company and our Board of Directors.

We do not have a charter governing the nominating process. The members of our Board of Directors, who perform the functions of a nominating committee, are not independent because they are also our officers. There has not been any defined policy or procedure requirements for shareholders to submit recommendations or nominations for directors. Our Board of Directors does not believe that a defined policy with regard to the consideration of candidates recommended by shareholders is necessary at this time because, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations are at a more advanced level.

Board Leadership Structure and Role in Risk Oversight

Our Board of Directors recognizes that the leadership structure and combination or separation of the Chief Executive Officer and Chairman roles is driven by the needs of the Company at any point in time. As a result, no policy exists requiring combination or separation of leadership roles and our governing documents do not mandate a particular structure. This has allowed our Board of Directors the flexibility to establish the most appropriate structure for the Company at any given time.

Our Board of Directors is responsible for overseeing the overall risk management process at the Company. Risk management is considered a strategic activity within the Company and responsibility for managing risk rests with executive management while the Board of Directors participates in the oversight of the process. The oversight responsibility of our Board of Directors is enabled by management reporting processes that are designed to provide visibility to the Board of Directors about the identification, assessment, and management of critical risks. These areas of focus include strategic, operational, financial and reporting, succession and compensation, compliance, and other risks.

Shareholder Communications

Our Board of Directors does not currently provide a process for shareholders to send communications to our Board of Directors because our management believes that until this point it has been premature to develop such processes given the limited liquidity of our Common Stock. However, our new management may establish a process for shareholder communications in the future.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

EXECUTIVE COMPENSATION

Compensation of Executive Officers

The Company’s former executive officer and director Thomas DeNunzio did not receive any cash compensation but did receive other remuneration in the amount of 1,000,000 shares of common stock for developing the company’s business plan in his capacity as such during the fiscal year ended February 28, 2018.

Employment Agreements

The Company has not entered into any employment agreements with our executive officers or other employees to date.

Grants of Plan-Based Awards

No plan-based awards were granted to any of our named executive officers during the fiscal year ended February 28, 2018.

Outstanding Equity Awards at Fiscal Year End

No unexercised options or warrants were held by any of our named executive officers at February 28, 2018. No equity awards were made during the fiscal year ended February 28, 2018.

Option Exercises and Stock Vested

No options to purchase our capital stock were exercised by any of our named executive officers, nor were any restricted stock held by such executive officers vested during the fiscal year ended February 28, 2017.

Pension Benefits

No named executive officers received or held pension benefits during the fiscal year ended February 28, 2018.

Nonqualified Deferred Compensation

No nonqualified deferred compensation was offered or issued to any named executive officer during the fiscal year ended February 28, 2018.

Potential Payments upon Termination or Change in Control

Our executive officers are not entitled to severance payments upon the termination of their employment agreements or following a change in control.

Compensation of Directors

No member of our Board of Directors received any cash compensation for his services as a director during the fiscal year ended February 28, 2018. However, our sole officer and director did receive other remuneration in the amount of 1,000,000 shares of common stock for developing the company’s business plan in his capacity as such during the fiscal year ended February 28, 2018.

Compensation Committee Interlocks and Insider Participation

During the fiscal year 2018, we did not have a standing compensation committee. Our Board of Directors was responsible for the functions that would otherwise be handled by the compensation committee. All directors participated in deliberations concerning executive officer compensation, including directors who were also executive officers, however, none of our executive officers received any compensation during the last fiscal year. None of our executive officers has served on the Board of Directors or compensation committee (or other committee serving an equivalent function) of any other entity, any of whose executive officers served on our Board or Compensation Committee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 18, 2018

Big Time Holdings, Inc.

By: /s/ Thomas DeNunzio
Thomas DeNunzio
President